SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                            KENNEDY-WILSON, INC.
                            --------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                   --------------------------------------
                       (Title of Class of Securities)


                                489399 20 4
                  ---------------------------------------
                   (CUSIP Number of Class of Securities)

                             Mark M. Hedstrom
                              Colony K-W, LLC
                          1999 Avenue of the Stars
                                 Suite 1200
                       Los Angeles, California 90067
                             (310) 282-8820
          ---------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              with a copy to:

                        Jonathan H. Grunzweig, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                                 July 16, 1998
                 ------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                  ___
                                                 /  /












 CUSIP No. 489399 20 4              13D
 ____________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      THOMAS J. BARRACK, JR.
      ###-##-####
 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________

 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      IN
 ____________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 CUSIP No. 489399 20 4              13D
____________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      KELVIN L. DAVIS
      ###-##-####
 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      IN
 ____________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 CUSIP No. 489399 20 4              13D
 ____________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      COLONYGP III, INC.

  ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
 ____________________________________________________________________________

 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      CO
 ____________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 CUSIP No. 489399 20 4              13D
 ____________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      COLONY CAPITAL III, L.P.

 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
  ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      PN
 ____________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 CUSIP No. 489399 20 4              13D
 ____________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      COLONY INVESTORS III, L.P.

  ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
  ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 CUSIP No. 489399 20 4              13D
 ____________________________________________________________________________
 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      COLONY K-W, LLC

 ____________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/ X/
 ____________________________________________________________________________
 (3)  SEC USE ONLY

 ____________________________________________________________________________
 (4)  SOURCE OF FUNDS*
      BK

 ____________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /

 ____________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

 ____________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      -0-**
                                    : _______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :      572,111**
  PERSON WITH                       : _______________________________________
                                    : (9)  SOLE DISPOSITIVE
                                    :      -0-**
                                    : _______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      572,111**
 ____________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       572,111

 ____________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) __
      EXCLUDES CERTAIN SHARES*                     / /**

 ____________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.6%**
 ____________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      OO
 ____________________________________________________________________________
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5





 ITEM 1.   SECURITY AND ISSUER

           This Statement on Schedule 13D (the "Schedule 13D") relates to certain shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), and warrants ("Warrants") to acquire additional shares of Common Stock (the Shares and Warrants collectively, the "Securities") of Kennedy-Wilson, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 530 Wilshire Boulevard, Suite 101, Santa Monica, California 90401.

           The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

 ITEM 2.   IDENTITY AND BACKGROUND

           This statement is being filed on behalf of ColonyGP III, Inc., a Delaware corporation ("GP"), Colony Capital III, L.P., a Delaware limited partnership ("Colony Capital"), Colony Investors III, L.P., a Delaware limited partnership ("Colony Investors"), Colony K-W, LLC, a Delaware limited liability company ("Colony"), and Thomas J. Barrack, Jr. and Kelvin
 L. Davis (collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

           Colony is the registered owner of the Securities. The sole and managing member of Colony is Colony Investors. The general partner of Colony Investors is Colony Capital. The general partner of Colony Capital is GP. Mr. Barrack and Mr. Davis are the sole stockholders of GP and have agreed to jointly control GP. Mr. Barrack holds a 60% interest and Mr. Davis holds a 40% interest in GP. GP, on behalf of Colony Capital, on behalf of Colony Investors, is the signatory to the agreements referenced in Items 3 and 4.

           Colony's principal business is to be the registered owner of certain securities purchased by Colony Investors. Colony Investor's principal business is the acquisition, management and sale of primarily real estate-related investments. Colony Capital and GP's principal business is to make and hold investments.

           Mr. Barrack is the Chief Executive Officer of GP, Mr. Davis is the President, Secretary, and Treasurer, Richard A. Ekleberry is a Vice-President and Mark M. Hedstrom is a Vice-President thereof. GP has no other executive officers. Mr. Barrack and Mr. Davis are also the sole directors of GP.

           Mr. Barrack is the Chief Executive Officer and President, Mr. Davis is the Executive Vice President and Secretary, Mark M. Hedstrom is a Vice President and the Treasurer, John E. Viola is a Vice President and Joy Mallory is the Assistant Secretary of Colony. Colony has no other officers and has no directors.

           The principal occupation of Mr. Barrack is serving as Chairman and Chief Executive Officer of each of Colony Capital, Inc. ("Capital") and Colony Advisors, Inc. ("Advisors".) The principal occupation of Mr. Davis is serving as President and Chief Operating Officer of each of Capital and


 Advisors. The principal occupation of Mr. Ekleberry is serving as a Vice-President of each of Capital and Advisors. The principal occupation of Mr. Hedstrom is serving as Chief Financial Officer and Treasurer of each of Capital and Advisors, as well as a Vice-President of Advisors. The principal occupation of Mr. Viola is serving as a Vice President of Capital. The principal occupation of Ms. Mallory is serving as Assistant Secretary of Advisors. Each of Advisors and Capital is an affiliate of GP.

           The principal business address of each of the Reporting Persons, Mr. Hedstrom, Mr. Viola and Ms. Mallory is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. The principal business address of Mr. Ekleberry is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

           None of the Reporting Persons nor any other person disclosed in response to this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           Each of Messrs. Barrack, Davis, Ekleberry, Hedstrom and Viola and Ms. Mallory is a citizen of the United States of America.


 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The aggregate amount of funds required to purchase the 440,085 Shares and the Warrants to acquire 132,026 additional shares of Common Stock is $5,232,610.

           Pursuant to the Stock Purchase Agreement, dated July 16, 1998, and the Warrant Agreement, dated July 16, 1998, copies of which are attached hereto as Exhibits 1 and 4, the Reporting Persons purchased (a) 440,085 Shares and (b) Warrants to purchase an additional 132,026 shares of Common Stock for an aggregate purchase price of $5,232,610.

           The funds to be used to purchase such Securities were drawn from a $425 million revolving credit facility entered into by Colony Investors and the banks therein named, lead by Bankers Trust Company and The Chase Manhattan Bank.

 ITEM 4.   PURPOSE OF TRANSACTION.

           Colony Investors has entered into an Investor's Agreement, dated July 16, 1998 (the "Investor's Agreement"), by and between Colony Investors and the Issuer, a copy of which is attached hereto as Exhibit 2, pursuant to which Issuer has agreed, during the term of the Investor's Agreement and subject to the provisions thereof (including the continued ownership of a specified minimum number of shares of Common Stock, as set forth in the Investor's Agreement), among other things, to take all action necessary such that the Board of Directors of the Issuer shall include one director designated by Colony Investors, and thereafter, to use its best efforts to cause a person designated by Colony Investors to be included in each slate of proposed directors put forth by Issuer and its stockholders and recommended for election in any proxy solicitation materials disseminated by the Issuer.

           With certain exceptions as described in the Investor's Agreement, the Reporting Persons have a preemptive purchase right to maintain their beneficial ownership percentage for so long as their investment continues to represent at least 5% of the Issuer, as discussed in the Investor's Agreement.

           Pursuant to the Investors Agreement, Colony Investors has agreed that, for a period of three years after the date of such Investors Agreement, without the prior written consent of the Issuer, it will not acquire beneficial ownership of any Common Stock or other securities exercisable for, or convertible or exchangeable into, Common Stock, other than the Securities, unless, after giving effect to such additional beneficial ownership, Colony Investors and its Affiliates (as defined) do not collectively own in excess of 20% of the Common Stock on a fully diluted basis as described in the Investor's Agreement.

           The above discussion is qualified in its entirety by reference to the Investor's Agreement. A copy of the Investor's Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

           In connection with the purchase of the Securities, Colony Investors entered into a Registration Rights Agreement with Issuer dated July 16, 1998 (the "Registration Rights Agreement"), by and between Colony Investors and Issuer, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Pursuant to the Registration Rights Agreement, the Securities beneficially owned by the Reporting Persons will be entitled to customary demand and piggyback registration rights.

           Subject to the foregoing, the Reporting Persons have purchased the Securities to which this Statement on Schedule 13D relates for investment purposes, and, depending upon its evaluations of the Issuer's business and prospects, future development, market conditions and other factors, the Reporting Persons may from time to time purchase additional shares of Common Stock, or sell or cause to be sold all or a portion of the Shares over which the Reporting Persons exercise voting and dispositive power, either in open market or privately negotiated transactions or otherwise.

           Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instruction to Item 4 of
 Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Persons may be deemed to be the beneficial owners of the 440,085 Shares owned by them and the 132,026 shares of Common Stock that they have a right to acquire through the exercise of immediately exercisable Warrants at an exercise price of $15.00 per share.
 Accordingly, the Reporting Persons may be deemed to be the beneficial owners of 572,111 shares of Common Stock, or approximately 12.6% of the shares outstanding. The percentage of shares of Common Stock outstanding reported as beneficially owned by the Reporting Persons herein, on the date hereof, is based upon the 3,960,767 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 1998, as filed with the Securities and Exchange Commission.

       (b) Mr. Barrack and Mr. Davis, as the sole stockholders of GP, acting as general partner of and on behalf of Colony Capital, acting as general partner of and on behalf of Colony Investors, acting as managing member of and on behalf of Colony, have the shared power to vote, or to direct the vote, and the shared power to dispose of, or direct the disposition of, the Securities beneficially owned by the Reporting Persons.


       (c) There have been no transactions effected in the Issuer's Common Stock during the past 60 days by the Reporting Persons or any other person or entity disclosed in Item 2.

       (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the Common Stock to be issued upon exercise of the Warrants.

       (e)     Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The responses to Items 3 and 4 are incorporated herein by this reference.

           Pursuant to the Investor's Agreement, the Issuer has taken all action necessary to include Thomas J. Barrack, Jr., to its Board of Directors and will use its best efforts to cause Thomas J. Barrack, Jr. to be included in each slate of proposed directors put forth by the Issuer and its stockholders and recommended for election in any proxy solicitation materials disseminated by the Issuer, so long as the Reporting Persons beneficially own at least 50% of the Securities. The foregoing is qualified in its entirety by reference to the Investor's Agreement. A copy of the Investor's Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

           Colony has entered into a Bridge Loan Agreement, dated July 16, 1998, with the Issuer and certain of its subsidiaries (the "Bridge Loan Agreement"). Pursuant to the Bridge Loan Agreement, Colony has agreed to lend to the Issuer on a subordinated basis $21,000,000 (the "Loan"). The Loan bears interest at a rate of 14% per annum and matures on January 15, 2000. The Loan is guaranteed by certain subsidiaries of the Issuer on a subordinated basis and is secured by a pledge of all of the outstanding shares of one of the subsidiary guarantors. In addition, the terms of the Loan restrict, among other things, certain borrowings, distributions and mergers involving the Issuer and the guarantors and is subject to additional customary restrictive covenants.

           Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 1    Stock Purchase Agreement, dated July 16, 1998, by and
                     between Colony Investors and Issuer.

       Exhibit 2    Investor's Agreement, dated July 16, 1998, by and
                     between Colony Investors and Issuer.

       Exhibit 3    Registration Rights Agreement, dated July 16, 1998, by
                     and between Colony Investors and Issuer.



       Exhibit 4    Warrant Agreement, dated July 16, 1998, between Colony
                     Investors and the Issuer.

       Exhibit 5    Joint Filing Agreement




























































                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     By:  /s/ THOMAS J. BARRACK, JR.
                          -------------------------------
                          Thomas J. Barrack, Jr.
















































                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     By:  /s/ KELVIN L. DAVIS
                         -------------------------------
                          Kelvin L. Davis


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     COLONYGP III, Inc.,
                     a Delaware corporation,


                     By:  /s/ KELVIN L. DAVIS
                         ------------------------------
                          Kelvin L. Davis
                          President


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     COLONY CAPITAL III, L.P.,
                     a Delaware limited partnership,


                          By:  ColonyGP III, Inc.,
                               a Delaware corporation,
                               its general partner


                               By:  /s/ KELVIN L. DAVIS
                                    ----------------------------
                                    Kelvin L. Davis
                                    President


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     COLONY INVESTORS III, L.P.,
                     a Delaware limited partnership,

                          By:  Colony Capital III, L.P.,
                               a Delaware limited partnership,
                               its general partner

                               By:  ColonyGP III, Inc.,
                                    a Delaware corporation,
                                    its general partner


                               By:  /s/ KELVIN L. DAVIS
                                    ----------------------------
                                    Kelvin L. Davis
                                    President








































                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 24, 1998


                     COLONY K-W, LLC,
                     a Delaware limited liability company

                     By:  Colony Investors III, L.P.,
                          a Delaware limited partnership,
                          its sole and managing member

                          By:  Colony Capital III, L.P.,
                               a Delaware limited partnership,
                               its general partner

                               By:  ColonyGP III, Inc.,
                                    a Delaware corporation,
                                    its general partner


                               By:  /s/ KELVIN L. DAVIS
                                    ------------------------------
                                    Kelvin L. Davis
                                    President




































                               EXHIBIT INDEX

                                                                    Page No.


 Exhibit 1 Stock Purchase Agreement, dated July 16, 1998, by and between Colony Investors and Issuer.

 Exhibit 2 Investor's Agreement, dated July 16, 1998, by and between Colony Investors and Issuer.

 Exhibit 3 Registration Rights Agreement, dated July 16, 1998, by and between Colony Investors and Issuer.

 Exhibit 4   Warrant Agreement, dated July 16, 1998, between
             Colony Investors and the Issuer.

 Exhibit 5   Joint Filing Agreement